Exhibit 99.1

LMP Capital and Income Fund Inc. Announces September 1, 2011 Commencement of Tender Offer

NEW YORK, August 22, 2011 – LMP Capital and Income Fund Inc. (NYSE: SCD) (“the Fund”) announced today that the Fund will offer to purchase up to 5% of the Fund’s common stock, equivalent to up to 1,048,744 shares of its issued and outstanding shares of common stock, at a price equal to 98% of the Fund’s net asset value per share on the day on which the tender offer expires. The offer will commence on September 1, 2011 and will expire at 5:00 pm, New York time, on September 30, 2011, unless the offer is extended.

The Fund previously had announced that it would commence a tender offer on September 1, 2011 if the Fund’s shares had traded at a market price that represents an average daily discount from net asset value of more than 5% during a July 20th to August 19th measuring period.

The tender offer is being made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.

If more than 1,048,744 shares are tendered, the Fund will purchase shares from tendering stockholders on a pro-rata basis (disregarding fractional shares), in accordance with the terms and conditions specified in the Offer to Purchase.

The Fund is a non-diversified closed-end investment management company traded on the New York Stock Exchange under the symbol “SCD.” It is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc. and is sub-advised by ClearBridge Advisors, LLC and Western Asset Management Company, affiliates of the adviser.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents are available to investors, free of charge, from the Securities and Exchange Commission (www.sec.gov) or from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

During the tender offer, information about the current net asset value as well as other information on the Fund may be obtained from the Fund’s information agent by calling 1-888-605-8334. Banks and brokers may obtain information by calling 1-212-440-9800 between the hours of 9:00 a.m. and 9:00 p.m., New York City time, Monday through Friday.

Information may also be obtained by contacting the Fund at 1-888-777-0102 or by consulting the Fund’s web site at www.leggmason.com/cef.

Data and commentary provided in this press release are for informational purposes only. Legg Mason and its affiliates do not engage in selling shares of the Fund.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the Securities and Exchange Commission.

Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co. LLC, 1-212-857-8087